,3DMIA, LLC D/B/A NEXT DOOR PHOTOS
SUMMARY OF TERMS

THIS SUMMARY OF TERMS (this "Summary of Terms"), summarizes the terms and conditions related to 3DMia, LLC's (the "Company"), equity offering of its Common Units (the "Offering").

I. REGISTRATION EXEMPTION

The Offering is pursuant to the Crowd Funding exemption from registration ("Regulation CF"). The Company is utilizing WeFunder Portal, LLC as its SEC registered intermediary, as the foregoing exemption requires.

II. TERMS

The Offering includes up to 100,000 Common Units of the Company at a per Common Unit price of $10.00 for a total available subscription amount of $1,000,000. The pre-money valuation for the Offering is $10,000,000 (the "Valuation Cap"). Notwithstanding the Valuation Cap, if Wefunder, Inc., in its sole discretion, determines that the Investor has satisfied all conditions necessary to participate in the early bird special (such conditions, the "Early Bird Conditions"), the applicable valuation will be $8,000,000. Wefunder, Inc. shall promptly notify the Investor if, and only if, Wefunder, Inc. determines that the Investor has satisfied the Early Bird Conditions.

For every Common Unit (or fractional Common Unit for subscribers purchasing less than a whole Common Unit) acquired by a subscriber, such subscriber will also receive for no additional consideration, certain Units in 3DMia Management, LLC, such that the subscriber has the same ownership percentage in 3DMia Management, LLC that the subscriber has in 3DMia, LLC. In both cases, ownership percentages will be subject to dilution as set forth in the applicable operating agreement.

III. CONDITIONS

The following conditions precedent exist with respect to the Company's and 3DMia Management's acceptance of any subscription and issuance of the subscribed for equity:

1. The subscriber shall fully complete such documentation as required by the Company and Management from time to time.

2. The subscriber shall review all documents and other information provided by the Company and WeFunder Portal, LLC related to the Company, its business operations and the Offering.

IV. GOVERNING LAW

The Company and 3DMia Management are both Michigan limited liability companies. The operating agreements of the Company and 3DMia Management are governed by the laws of the State of Michigan as more particularly set forth in the applicable operating agreement.

V. COSTS Each subscriber be responsible for his, her or its own costs incurred in connection with subscribing for and reviewing investment documents, disclosures, and all other information related to a subscriber's investment in the Offering.